EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	12/19/11
Item IDs	5.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, Amendments to Employment Agreements dated 12 19 2011
GRAPHIC	**chcologo.jpg**
	CHCO logo
EX-10.n	**ex10-n.htm**
	Exhibit 10(n), Amendment to Hageboeck Employment Agreement dated 12 19 2011
EX-10.o	**ex10-o.htm**
	Exhibit 10(o), Amendment to Stilwell Employment Agreement dated 12 19 2011
8-K	**submissionpdf.pdf**
	Printable copy Form 8-K, Amendments to Employment Agreements and Exhibits

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
December 19, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02.   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.**

On December 19, 2011, City Holding Company and City National Bank of West Virginia amended the Employment Agreements dated as of July 25, 2007 with Charles R. Hageboeck and Craig G. Stilwell (the "Employment Agreements"). The amendments to the Employment Agreements eliminated the specific incentive compensation provisions and provided that incentive payments will be based on incentive compensation plans approved by the Boards of Directors of City Holding Company and City National Bank each year. The amendments also contained conforming changes to eliminate the references to the specific incentive compensation plans.

The foregoing descriptions of the amendment to Mr. Hageboeck's Employment Agreement and Mr. Stilwell's Employment Agreement do not purport to be complete and are subject to, and are qualified in, their entireties by, reference to the full and complete terms of those agreements that are attached hereto as Exhibits 10(n) and 10(o), respectively, to this Current Report on Form 8-K, and which are incorporated into this Item 5.02 by reference.

Section 9 - Financial Statements and Exhibits

Item 9.01   **Financial Statements and Exhibits.**

(c) Exhibits

10(n)	Amendment to Employment Agreement dated December 19, 2011, by and among City Holding Company, City National Bank of West Virginia and Charles R. Hageboeck.
10(o)	Amendment to Employment Agreement dated December 19, 2011, by and among City Holding Company, City National Bank of West Virginia and Craig G. Stilwell.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>December 21, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
   David L. Bumgarner
   Chief Financial Officer

-2-

Exhibit 10(n)

AMENDMENT TO
EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT ("Agreement") is effective as of December 19, 2011, and is among CITY HOLDING COMPANY, a West Virginia corporation (the "Company"), CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association ("City National"), and Charles R. Hageboeck ("Employee"). The Company and City National are referred to collectively herein as the "Employer."

Recitals:

The Company employs Employee as its President and Chief Executive Officer, and City National employs Employee as its President and Chief Executive Officer.

This agreement amends the Employment Agreement entered into between the Employer and Employee on July 25, 2007 (the "2007 Agreement").

Employee is willing to continue to make his services available to Employer on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Amendment to Subsection 3(b)**. Subsection 3(b) of the 2007 Agreement is hereby amended to read, in its entirety, as follows:

   (b) Employee shall be paid "incentive compensation" at the end of each of Employer's fiscal years which occurs in whole or in part during the Term based on an annual incentive plan approved by the Board of Directors for such fiscal year.

2. **Amendment to Subsection 3(c)**. Subsection 3(c) of the 2007 Agreement is hereby amended to read, in its entirety, as follows:

   (c) Any "incentive compensation" for a fiscal year shall be deemed to have been fully earned and payable at December 31st of each fiscal year, and shall be paid to Employee within 30 days of the issuance of Employer's audited financial statements for a specified fiscal year. In the event that, during any fiscal year, Employee dies, is deemed to have voluntarily terminated his employment by reason of Total and Permanent Disability, is terminated without Just Cause, or terminates employment for Good Reason, or if this Agreement terminates because it is not extended under Section 2 of this Agreement, the "incentive compensation" provided for herein shall be prorated based on the number of days worked by Employee pursuant to this Agreement in the fiscal year of his termination of employment (including vacation and sick days) or in the fiscal year in which the Agreement is not extended to the number of business days in such fiscal year.

1 of 2

3. Amendment to Subsection 3(d). Subsection 3(d) of the 2007 Agreement is amended to read, in its entirety, as follows:

(d) Employee shall be eligible for a "bonus" in addition to the previously described "incentive compensation", such bonus to be awarded by the Employer's Board of Directors following recommendation by the Compensation Committee of such Board. Any bonus awarded is at the discretion of the Board and would incorporate and recognize accomplishments and achievements attributable to Employee and/or his leadership which the Compensation Committee and/or the Board determined to be in the best long-term interests of the Employer and which contributions are not deemed to be adequately reflected in "incentive compensation" provided for in Section 3(b) of this Agreement.

4. Other Sections not Amended. Except as specifically amended hereby, the provisions of the 2007 Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

CITY HOLDING COMPANY

By: /s/ Philip L. McLaughlin
Its: Chairman

**CITY NATIONAL BANK OF
WEST VIRGINIA**

By: /s/ Philip L. McLaughlin
Its: Chairman

EMPLOYEE

/s/ Charles R. Hageboeck
Charles R. Hageboeck

2 of 2

Exhibit 10(o)

**AMENDMENT TO
EMPLOYMENT AGREEMENT**

THIS AMENDMENT TO EMPLOYMENT AGREEMENT ("Agreement") is effective as of <u>December 19,</u> 2011, and is among CITY HOLDING COMPANY, a West Virginia corporation (the "Company"), CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association ("City National"), and Craig G. Stilwell ("Employee"). The Company and City National are referred to collectively herein as the "Employer."

Recitals:

The Company employs Employee as its Executive Vice-President, and City National employs Employee as its Executive Vice-President.

This agreement amends the Employment Agreement entered into between the Employer and Employee on July 25, 2007 (the "2007 Agreement").

Employee is willing to continue to make his services available to Employer on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   **Amendment to Subsection 3(b)**. Subsection 3(b) of the 2007 Agreement is hereby amended to read, in its entirety, as follows:

(b) Employee shall be paid "incentive compensation" at the end of each of Employer's fiscal years which occurs in whole or in part during the Term based on an annual incentive plan approved by the Board of Directors for such fiscal year.

2.   **Amendment to Subsection 3(c)**. Subsection 3(c) of the 2007 Agreement is hereby amended to read, in its entirety, as follows:

(c) Any "incentive compensation" for a fiscal year shall be deemed to have been fully earned and payable at December 31st of each fiscal year, and shall be paid to Employee within 30 days of the issuance of Employer's audited financial statements for a specified fiscal year. In the event that, during any fiscal year, Employee dies, is deemed to have voluntarily terminated his employment by reason of Total and Permanent Disability, is terminated without Just Cause, or terminates employment for Good Reason, or if this Agreement terminates because it is not extended under Section 2 of this Agreement, the "incentive compensation" provided for herein shall be prorated based on the number of days worked by Employee pursuant to this Agreement in the fiscal year of his termination of employment (including vacation and sick days) or in the fiscal year in which the Agreement is not extended to the number of business days in such fiscal year.

3.   **Amendment to Subsection 3(d)**. Subsection 3(d) of the 2007 Agreement is amended to read, in its entirety, as follows:

(d) Employee shall be eligible for a "bonus" in addition to the previously described "incentive compensation", such bonus to be awarded by the Employer's Board of Directors following recommendation by the Compensation Committee of such Board. Any bonus awarded is at the discretion of the Board and would incorporate and recognize accomplishments and achievements attributable to Employee and/or his leadership which the Compensation Committee and/or the Board determined to be in the best long-term interests of the Employer and which contributions are not deemed to be adequately reflected in "incentive compensation" provided for in Section 3(b) of this Agreement.

4.   **Other Sections not Amended**. Except as specifically amended hereby, the provisions of the 2007 Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

CITY HOLDING COMPANY

By: /s/ Philip L. McLaughlin
Its: Chairman

**CITY NATIONAL BANK OF
WEST VIRGINIA**

By: /s/ Philip L. McLaughlin
Its: Chairman

EMPLOYEE

/s/ Craig G. Stilwell
Craig G. Stilwell